UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: October 25, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Q1

H1

Q3

FY

2016
Orange financial results

Ramon Fernandez
Deputy CEO, Chief Financial and Strategy Officer

25 October 2016

orange™

Disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's strategy, particularly its ability to maintain control over customer relations when facing competition with OTT players, Orange's ability to withstand intense competition in mature markets and business activities, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk, risks related to information and communications technology systems generally, including networks or software failures due to cyberattacks, damage to networks caused by natural disasters, voluntary acts or other reasons, loss or disclosure to third parties of customers data, health concerns surrounding telecommunications equipment and devices, Orange's credit ratings, its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, and changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document and in the annual report on Form 20-F filed on April 4, 2016 with, respectively, the French Autorité des Marchés Financiers (AMF) and the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
Q3 2016 highlights

Improving Revenue and Restated EBITDA growth in Q3

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

* see slide 23 for EBITDA restatements.



		Q3'16 yoy	9m'16 yoy
Revenue	€ 10.3 bn	+0.8% +€82m	+0.5% +€143m
Restated EBITDA*	€ 3.6 bn	+1.6% +€58m	+0.2% +€19m
Capex	€ 1.6 bn	+0.5% +€7m	+5.3% +€237m

Convergence as the cornerstone of our commercial performance



Convergent customer base

9.8m

+11% yoy

4G customer base in Europe

25.5m

x1.7 yoy

FTTH customer base

2.9m

x1.9 yoy



yoy penetration growth
+3pts
+2pts
+10pts
Total BB base
11.1m
3.9m
2.0m
% of convergent customers
51%
83%
41%
France
Spain
Poland
+56%
+62%
x2.4
x2.5
+66%
4G base & yoy growth
10.3m
7.2m
3.8m
1.9m
1.3m
France
Spain
Poland
Romania
Belgium
+58%
x2.5
+86%
FTTH base & yoy growth
1.3m
1.4m
0.2m
France
Spain
Rest of World

Orange portfolio



In H1 2016

- Rebranding in Belgium and in Egypt
- Closing of EE disposal
- Closing of Telkom Kenya disposal

In Q3 2016

- Accounting integration of Tigo in DRC and Cellcom Liberia
- Closing of Airtel's subsidiaries acquisition in Burkina Faso and Sierra Leone
- Closing of Sun Communications in Moldova*
- Closing of the acquisition of 65% of Groupama Banque*



* in October 2016

Revenue increase driven by better trend in France and international growth

	Q3 2016	9m 2016
Q3 2016 revenue	+0.8%	+0.5%
	+€82m	+€143m
€10.3bn		

Group revenue growth



yoy
-2.3%
-0.6%
-0.9%
-0.2%
+0.5%
+0.1%
+0.6%
+0.0%
+0.8%
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16

Revenue evolution (in €m)



10,240
-29
73
33
11
-5
10,323
Q3 15 cb
France
Europe
Africa & Middle East
Enterprise
IC&SS & eliminations
Q3 16

Growth in restated Ebitda and margin driven by revenues and cost control

Q3 2016 Restated EBITDA	Q3 2016	9m 2016
€3.6bn 34.9% of rev.	+1.6% +€58m	+0.2% +€19m

Restated EBITDA evolution (in €m)



x% Restated EBITDA as % of revenues
3,540
34.6%
82
-58
33
3,597
34.9%
Q3'15 cb
Revenues
Commercial and content costs
Other costs
Q3'16

Restated Ebitda growth



yoy
-7.0%
-7.8%
-5.6%
-2.8%
-2.5%
-0.4%
-2.1%
-1.2%
+1.6%
+1.7%
-1.6%
+0.1%
+1.6%
Q3 13
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16

Our investment efforts allow us to offer the best connectivity to our customers

9m 2016

9m 2016 CAPEX	
€4.7bn	+5.3%
15.6% of rev.	+€237m

CAPEX acceleration in France



4.496
227
63
-58
5
4.733
9m 2015cb
France
Europe
AME
Other
9m 2016

Focus on VHBB



4.496
115
33
60
29
4.733
9m 2015cb
FTTH VDSL
4G
Terminals & CPEs
Other
9m 2016

FTTH connectable homes

Spain
9.0m
+74%yoy*

France
6.3m
+37% yoy

Poland
1.2m
x3 yoy

* cb, including Jazztel

% pop. covered by 4G (yoy change)

Country	Coverage	yoy change
Belgium	~100%	+2pt
Poland	97%	+18pt
Spain	89%	+7pt
Moldova	96%	+62pt
France	84%	+7pt
Romania	74%	+4pt
Slovakia	77%	+14pt

Section two
Business review

Q3 2016 France

Broadband solid performance almost offsetting mobile revenue decrease

in €m	Q3 16	yoy cb	9m 16	yoy cb
Revenues	4,768	-0.6%	14,144	-1.0%
mobile services	1,834	-3.8%	5,424	-3.8%
mobile equipment	194	+11.4%	520	+6.9%
fixed services	2,590	+0.7%	7,773	+0.5%
other revenues	150	+3.6%	427	-0.6%

Revenue evolution (yoy in %)



Broadband services
PSTN
Mobile services
Total
6%
3%
0%
-3%
-6%
-9%
-12%
-15%
+5.8%
-5.0%
-4.2%
-3.1%
-1.8%
-1.8%
-0.8%
-0.6%
-0.1%
-0.7%
-1.7%
-0.6%
-3.8%
-11.2%
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16

Convergent customers

customer base in million and as % of BB base

5.6m



42.5%
47.9%
50.8%
Q3 14
Q3 15
Q3 16

79% of convergent gross adds are new fixed and/or mobile customers

Broadband ARPU

12 months rolling ARPU, €/month

33.2€



33,0
33,1
33,2
Q1 16
Q2 16
Q3 16

Mobile ARPU

12 months rolling ARPU, €/month

22.2€



22,4
22,3
22,2
Q1 16
Q2 16
Q3 16

Q3 2016 France mobile KPIs

Strong growth in mobile contract base (excl. M2M) despite competitive environment


contract net adds excl. M2M (in '000s)
contract churn rate
16.3%
15.5%
15.2%
14.8%
14.2%
14.4%
13.5%
13.4%
13.0%
12.7%
12.6%
+85
+59
+219
+256
+164
+76
+234
+179
+41
+153
+187
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16

20.6m +2.8% yoy

contract base (excl. M2M)

+4 pts

51% of retail voice contract are on convergent offers

+13 pts

61% of retail voice contract are on SIM-only offers

10.3m 4G customers



50% of contract customer base excl. M2M

#1 in mobile network quality *

* ARCEP audit on mobile services quality (July 2016)

Q3 2016 France fixed KPIs

Strong BB customer base growth and conquest share



FTTH net adds (in '000s)
ADSL* net adds (in '000s)
BB conquest share
34%
39%
49%**
+31
+35
+85
+95
+67
+75
+116
+121
+96
+93
+134
+47
+50
+65
+82
+75
+82
+108
+133
+115
+106
+126
+20
+13
+8
+8
-16
-15
-8
-7
-12
-19
-13
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16
61%
of FTTH net adds
are new customers

11.1m broadband customers

+4.2% yoy

+3 pts yoy

51% of BB customers have a convergent offer

+2pts yoy

40% of retail BB customers are on high-end*** offers

1.3m FTTH customers

12% of BB customer base

6.3m FTTH connectable homes

21% FTTH adoption rate

* and others (satellite…) ** Orange estimates *** Play and Jet

Q3 2016 Spain

Improving revenue growth driven by commercial momentum in mobile and fixed broadband

in €m	Q3 16	yoy cb	9m 16	yoy cb
Revenues	1,288	+7.8%	3,706	+5.3%
mobile services	696	+9.8%	1,959	+7.8%
mobile equipment	127	+9.5%	366	-2.2%
fixed services	465	+4.6%	1,380	+4.9%
other revenues	1	+36.2%	1	-88.7%

Quarterly revenue evolution (% yoy)



mobile services
fixed broadband
+6.6%
+6.6%
+8.8%
+9.4%
+7.8%
-2.7%
+0.7%
+4.4%
+8.9%
+9.8%
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16

15.8m Mobile customers

89% 4G coverage of pop.

46% of mobile customers are 4G customers +16 pts yoy

3.9m FBB customers

9.0m FTTH connectable homes

1.4m FTTH customers x2.5 yoy

458k TV customers x2.1 yoy

36% of fixed customers are FTTH customers +21 pts yoy

83% of fixed BB customers on convergent offers +2.4 pts yoy

72% of B2C mobile customers on convergent offers +6.3 pts yoy

Q3 2016 Poland

Solid commercial momentum in mobile and VHBB

in €m	Q3 16	yoy cb	9m 16	yoy cb
Revenues	657	-3.9%	1,963	-3.9%
mobile services	308	-3.1%	922	-2.3%
mobile equipment	59	+51.2%	166	+57.7%
fixed services	266	-8.6%	808	-8.8%
other revenues	23	-34.0%	67	-37.4%

Solid commercial momentum in post-paid
in '000s


+62.6%
+190
+274
+214
+222
+309*
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16

Continuous momentum in convergent customers
in '000s and in % of BB base, excl. CDMA


32%
36%
38%
40%
42%
667
728
766
799
837
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16

Steady growth in fixed VHBB customers
in '000s and in % of ADSL + VHBB base


13%
15%
18%
20%
22%
271
316
366
409
436*
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16

* Excluding impact of customers base revision on Q3 2016

Q3 2016 Belgium & Luxembourg
Resilient MSR despite EU roaming impact

in €m	Q3 16	yoy cb	9m 16	yoy cb
Revenues	311	+1.7%	920	+0.8%
mobile services	258	-0.1%	762	+1.2%
mobile equipment	28	+9.0%	84	-5.3%
fixed services	18	-7.2%	54	-12.2%
other revenues	8	+124.0%	21	+95.2%

Positive contract net-adds in Belgium (excl. M2M)
in 000s



+8
+28
+8
+18
+4
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16

Belgium contract ARPU still growing despite competition
in % yoy



+3.6%
+3.6%
+3.3%
+3.4%
+1.5%
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16

Rapid growth in Belgium 4G user base
4G users as a % of total base (excl. M2M)



26%
32%
35%
39%
44%
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16

Q3 2016 Central European countries

Solid commercial performance on mobile post-paid

in €m	Q3 16	yoy cb	9m 16	yoy cb
Revenues	417	+0.8%	1,215	+1.7%
o/w mobile services	343	+0.3%	1,002	+1.1%
o/w mobile equipment	28	+4.6%	80	+4.6%
o/w fixed services	33	-2.8%	100	+3.2%
other revenues	13	+19.4%	34	+9.8%

Mobile contract net-adds in line with last year performance (excl. M2M)
in 000s



+76
+115
+36
+60
+63
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16

Revenue growth impacted by Slovakia and Moldova…
YoY in %



+3.2%
+2.9%
+2.8%
+1.5%
+0.8%
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16

…but still supported by Romania solid revenue growth
YoY in %



+7.0%
+7.4%
+6.5%
+3.3%
+3.3%
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16

Q3 2016 Africa & Middle East

Customer identification process impact compensated by new revenue streams

in €m	Q3 16	yoy cb	9m 16	yoy cb
Revenues	1,371	+2.5%	3,887	+3.0%
mobile services	1,135	+3.5%	3,190	+4.0%
mobile equipment	17	-17.2%	56	-2.9%
fixed services	192	-3.2%	572	-0.8%
other revenues	26	+19.9%	68	-2.2%

Customer base back to growth



revenue growth
revenue growth excl. new operations
mobile net adds*
+3.3%
+6.1%
+5.7%
+9.0%
+6.0%
+7.6%
+6.8%
+4.5%
+6.8%
+2.8%
+4.4%
+2.3%
+3.1%
+2.5%
+0.6
+3.4
+3.3
+0.4
+2.5
+4.4
+3.1
+1.4
+0.9
-1.5
+0.7
-1.6
+0.1
Customer identification process
Customer base cleaning
Q3 13
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16

* includes Tigo, Liberia and 100% of Morocco since Q3 2015, excludes Kenya and Uganda since Q4 2014

New business drivers continue to sustain growth



+48%
Orange Money revenue growth yoy
20m customers**
+30% yoy
€1bn monthly transaction value
+52% yoy
+34%
Data revenue growth yoy
20% smartphone penetration
+8 pts yoy
+12%
B2B revenue growth yoy

** includes 100% of customers of entities in equity method

Q3 2016 Enterprise

Third quarter of revenue growth driven by IT and integration services

in €m	Q3 16	yoy cb	9m 16	yoy cb
Revenues	1,567	+0.7%	4,756	+1.0%
voice	371	-1.5%	1,128	-1.8%
data	708	-0.3%	2,133	+0.2%
IT & integration services	488	+4.1%	1,495	+4.5%

Revenues per segment
yoy in %


IT
Data
Voice
Total
9.0%
6.0%
3.0%
0.0%
-3.0%
-6.0%
+0.5%
-0.4%
+2.1%
+0.3%
+0.7%
Q3 15
Q4 15
Q116
Q216
Q316

Voice accesses in France
yoy growth in %


PSTN
XoIP
+2.7%
-6.3%
+5.0%
-5.1%
+7.0%
-4.8%
FY15
H1 16
Q3 16

+1.4%
outside France revenue growth
yoy in % excl. equip resale

+8%
Security
revenue yoy growth in %

+16%
Cloud
revenue yoy growth in %

Section three
2016 guidance

2016 guidance confirmed

orange™

Restated EBITDA	**2016 > 2015** comparable basis
Net debt / Restated EBITDA	**Around 2x** in the medium term
Dividend	2016 dividend **€0.60*** — December 7th, 2016: 2016 interim payment of €0.20 **
M&A policy	Selective with focus on existing footprint

* subject to shareholders' approval
** ex-date December 5th, record date December 6th, payment date December 7th



Appendices

EBITDA restatements

in €m	Q3'15 cb	Q3'16 actual	9m'15 cb	9m'16 actual
EBITDA restated	3,540	3,597	9,491	9,510
restructuring	-49	-10	-93	-350
litigations	0	-3	-413	37
labour related	-40	-34	-148	-114
o\w Senior Part Time	-40	-34	-113	-114
portfolio review and others	0	1	0	60
EBITDA reported	3,451	3,551	8,837	9,143

(1) mainly restructuring costs in Spain and costs related to the end of the contract with M6 Mobile.

Revenues yoy evolution



Group
yoy
1%
0%
-1%
-2%
-3%
-4%
-5%
-6%
-4.1%
-4.8%
-4.0%
-5.1%
-3.8%
-3.4%
-2.3%
-0.6%
-0.9%
-0.2%
+0.5%
+0.1%
+0.6%
0.0%
+0.8%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2013 2014 2015 2016
France
0%
-1%
-2%
-3%
-4%
-5%
-0.6%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
14 15 16
Africa & the Middle-East
10%
8%
6%
4%
2%
0%
+2.5%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
14 15 16
Europe
5%
0%
-5%
-10%
+2.8%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
14 15 16
Enterprise
4%
2%
0%
-2%
-4%
+0.7%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
14 15 16
Spain
10%
5%
0%
-5%
-10%
+7.8%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
14 15 16
Poland
0%
-2%
-4%
-6%
-8%
-3.9%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
14 15 16
Belgium & Luxemburg
5%
0%
-5%
-10%
-15%
-20%
+1.7%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
14 15 16
Central European countries
4%
2%
0%
-2%
-4%
-6%
-8%
+0.8%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
14 15 16